# Firm History

October 29, 2007

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Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit, based on a background of twenty years of investment management experience, including both Mutual Funds and tax-exempt portfolios. The firm commenced operation with in excess of $1 million in working capital, four senior investment professionals, and a full support staff. In its third year of operation, assets under management passed the $1 billion mark and in its 19th year exceeded $10 billion. We believe we are one of the largest independently owned minority investment firms in the United States. The firm's current staff is in excess of 70 persons including 25 full-time investment professionals.

In its first year of operation, Sit Investment Associates formed Sit Mutual Funds. Currently there are twelve Funds, which may be combined in a variety of mixes to satisfy the specific investment objectives of individual investors as well as institutional accounts such as corporate foundations and organizations, and employee savings and profit sharing plans.

In 1984, a fixed income management subsidiary was formed. It specializes in the management of fixed income portfolios using a wide variety of approaches and techniques.

In early 1989, our international division was founded. This division manages assets globally, and has special capabilities in the Pacific Basin countries. It maintains research and portfolio management offices in New York The international division serves as the sub-Advisor for the International Growth and Developing Markets Growth Funds.

The firm is dedicated to a single purpose: To be one of the premier investment management firms in the United States.

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October 29, 2007

**The Sit Mutual Funds**
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Eugene Sit | Peter Mitchelson | Roger Sit | Michael Brilley | Domestic Equity | Int'l Equity | Fixed Income | Mutual Funds



## Rick B. Schuett, CFA

Rick is Sit Mutual Funds Manager of Investor Services and is a limited principal with Sit Mutual Funds. He is responsible for all investor services, including the transfer agent relationship, and is liaison to financial intermediaries. Rick also oversees direct sales. Rick is a graduate of St. Cloud State University and completed his CFA in 2001. He is Series 7 licensed. Prior to joining Sit Mutual Funds in 1995, Rick was with IDS Financial Services and Textron Financial.



## Steven P. Benjamin, CEBS, CRPC

Steve is Manager of Advisor and Retirement Plan Services for Sit Mutual Funds. His work includes servicing financial advisors, retirement plan participants and administrators. Steve specializes in retirement plans, including IRAs, SEPs and others. He is a graduate of Hamline University and is Series 7 licensed. Before joining Sit Mutual Funds, Steve worked in retirement plan administration at American Express Financial Advisors and Minnesota Mutual Life.



## Kathleen D. Larkin

Kathleen is Communications Manager for the Sit Mutual Funds and is responsible for all communications and marketing media. Her work also includes shareholder events and media and community relations. She coordinates the Sit Mutual Funds intern program and various special projects as well. Kathleen previously worked in a variety of roles in communications and marketing in several industries, including banking, retail, public accounting, not-for-profit and medicine prior to joining Sit Mutual Funds in 1998.



## Scott M. Lambrecht

Scott produces the Sit Mutual Funds website and serves as database analyst and Morningstar liaison. He collaborates on special projects within the organization, including advertising, and is an auxiliary client services representative. Scott joined Sit Mutual Funds as an intern in 1995 while a student at the University of Minnesota.



## Dean A. Schumann

Dean Schumann is an experienced investor services representative who, before joining Sit Mutual Funds, worked with American Express and Wells Fargo Private Client Services. Dean assists the Sit Mutual Funds shareholders with a variety of account and portfolio issues. He also provides information and assistance to investors seeking information about the twelve Funds. Dean earned a Bachelor of Arts Degree in Finance from Augsburg College in Minneapolis and is Series 7 and Series 63 licensed.



## Mark S. Milner

Mark Milner provides assistance to shareholders and non-shareholders with investment and account management issues. He is Series 7 and Series 66 licensed and a graduate of Iowa State University where he majored in both Finance and Management Information Systems. Prior to joining Sit Mutual Funds, Mark worked as a Financial Advisor at Ameriprise Financial in Minneapolis.



## Joe H. Lepinski

As an investor services representative, Joe assists investors with investment issues and shareholder account management. He is series 7 and 63 licensed and a graduate of the University of St. Thomas where he majored in Financial Management. Prior to joining Sit Mutual Funds, Joe worked as an investment advisor at Raymond James Financial Services in St. Paul.



## Denise D. Johnson

As an administrative assistant, Denise provides communications and marketing support for Sit Mutual Funds. Her work includes coordinating mailings, seminar logistics, records, document control and event assistant. Denise has worked in a number of industries, including investment, banking, human resources, manufacturing, insurance, and retail.



## Nick D. Tich

Nick is the current Mutual Funds intern. He is a student at the University of St. Thomas and plans to major in Mathematical Economics. He has a variety of responsibilities, including work on the Sit Mutual Funds website.

October 29, 2007

- Firm History
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# Sitemap

## Mutual Funds

- Small Cap Growth Fund
- Mid Cap Growth Fund
- Large Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- U.S. Government Securities Fund
- Money Market Fund

- Limited Distribution Fund
  - High Income Municipal Bond Fund

- Investment Professionals
  - Eugene Sit
  - Peter Mitchelson
  - Michael Brilley
  - Roger Sit
  - Domestic Equity Analysts
  - International Equity Analysts
  - Fixed Income Analysts
- Service Professionals

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## Retirement Center

- Changing Jobs
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## Investor Services

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# Sit Mutual Funds

October 29, 2007


Higher Risk
Higher Growth Potential
Developing Markets Growth Fund
Small Cap Growth Fund
International Growth Fund
Mid Cap Growth Fund
High Growth: Long-term capital appreciation
HIGH GROWTH
Large Cap Growth Fund
Dividend Growth Fund
Balanced Fund
Growth: Long-term capital appreciation and income
GROWTH
Income: Increased income
Minnesota Tax-Free Income Fund
Tax-Free Income Fund
U.S. Government Securities Fund
INCOME
Stability: Safety of principal and current income
Money Market Fund
STABILITY
Lower Risk
Lower Growth Potential

**The Sit Mutual Funds**
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

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**Important Legal Information**

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

# Prospectuses & Statements of Additional Information

October 29, 2007

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Order an Investment Kit

| Fund | | |
|---|---|---|
| Money Market | Prospectus | SAI |
| U.S. Government Securities | Prospectus | SAI |
| Tax-Free Income | Prospectus | SAI |
| Minnesota Tax-Free Income | Prospectus | SAI |
| Balanced | Prospectus | SAI |
| Dividend Growth | Prospectus | SAI |
| Large Cap Growth | Prospectus | SAI |
| Mid Cap Growth | Prospectus | SAI |
| International Growth | Prospectus | SAI |
| Small Cap Growth | Prospectus | SAI |
| Developing Markets Growth | Prospectus | SAI |
| **Limited Distribution Fund** | | |
| High Income Municipal Bond | Prospectus | SAI |

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# Financial Reports

October 29, 2007

| Fund | Semi-Annual Report | Annual Report |
|---|---|---|
| Money Market | 9/30/2006 | 3/31/2007 |
| U.S. Government Securities | 9/30/2006 | 3/31/2007 |
| Tax-Free Income | 9/30/2006 | 3/31/2007 |
| Minnesota Tax-Free Income | 9/30/2006 | 3/31/2007 |
| Balanced | 12/31/2005 | 6/30/2006 |
| Dividend Growth | 12/31/2005 | 6/30/2006 |
| Large Cap Growth | 12/31/2005 | 6/30/2006 |
| Mid Cap Growth | 12/31/2005 | 6/30/2006 |
| International Growth | 12/31/2005 | 6/30/2006 |
| Small Cap Growth | 12/31/2005 | 6/30/2006 |
| Developing Markets Growth | 12/31/2005 | 6/30/2006 |
| **Limited Distribution Fund** | **Semi-Annual Report** | **Annual Report** |
| High Income Municipal | n/a | 3/31/2007 |

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October 29, 2007

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

# Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

## Eugene C. Sit, CFA

Lead Manager



Gene Sit founded Sit Investment Associates (SIA) in July 1981 and is currently the Chairman and Chief Investment Officer of Sit Investment Associates and its various investment companies including Sit/Kim International, and the Sit Mutual Funds group. Prior to that, he was Chief Executive Officer and Chief Investment Officer for American Express Financial Advisors/IDS Advisory. Today, SIA is a diverse financial asset management firm with capabilities in both domestic and international financial asset management. Gene was educated at DePaul University in Chicago where he received his B.S.C. degree in 1960, and he is both a CPA and CFA. Gene is active in the investment industry and in community affairs, and he currently serves as a trustee of The University of Minnesota Carlson School's International Programs, the Dean's Board of Visitors for The University of Minnesota Medical School, and on the Honorary Council of the Minnesota Historical Society. Gene also is a director of Corning Incorporated and the Smurfit-Stone Container Corporation. Additionally, he is the founder, a Co-Chair and Director of the Minnesotans' Military Appreciation Fund (MMAF). In the past, he has served as a trustee of TIAA/CREF, The Minneapolis Institute of Arts, Carleton College, and The Minnesota Orchestral Association. Additionally, he has served as Chairman of the Institute of Chartered Financial Analysts; he was a founding member of the Board of Governors of the Association for Investment Management and Research (AIMR); and he has served as chairman and trustee of the Research Foundation of the Institute of Chartered Financial Analysts; he was on the Advisory Board for The University of California, Walter A. Haas School of Business; and served as a trustee of the Board of Pensions of the Presbyterian Church (USA). Gene is a recipient of the C. Steward Sheppard Award given by AIMR in recognition for his outstanding contributions to the investment profession.

Gene Sit also is a portfolio manager of the following Funds:

- Sit Small Cap Growth Fund
- Sit Large Cap Growth Fund
- Sit Balanced Fund
- Sit Dividend Growth Fund
- Sit International Growth Fund
- Sit Developing Markets Growth Fund

## Kent L. Johnson , CFA



Kent joined Sit Investment Associates in January 1989. He is currently responsible for fundamental research on companies in the financial, education, capital goods and transportation sectors. In addition, Kent leads SIA's quantitative research team. He has served in a variety of positions including client administration and computer applications before joining the equity research staff in 1993. Kent received both a B.S. in Finance in 1989 from the University of Minnesota and an M.B.A. in 1995.

Kent Johnson also is a portfolio manager of the following Funds:

- Sit Small Cap Growth Fund
- Sit Dividend Growth Fund

## Robert W. Sit, CFA



Rob joined Sit Investment Associates in February 1993. His primary responsibilities include performing fundamental research on software, networking equipment and computer services companies. For a time, Rob worked for SIA's affiliate, Sit/Kim International, where he was a Research Associate. Rob received a B.A. degree from DePauw University in 1991 and an M.B.A. degree from Northwestern University's J.L. Kellogg Graduate School of Management in 2002.

Rob Sit also is a portfolio manager of the following Fund:

- Sit Small Cap Growth Fund

## Matt T. Loucks, CFA



Matt joined Sit Investment Associates in February 2005. He is currently responsible for fundamental research on companies in the healthcare sector. Prior to joining SIA, Matt spent four years at William Blair Investment Management in Chicago, also following the healthcare sector. In 2001, Matt received his MBA from the University of Chicago's Graduate School of Business, with concentrations in Finance, Strategy and Accounting. Prior to business school, Matt worked for four years in the investment banking industry, as an analyst in the Equity Capital Markets group at JP Morgan and as an associate in the Financial Sponsors group at Banc of America Securities. He received his B.A. in Economics from the University of Chicago in 1995, where he was captain of the men's basketball team.

Matt Loucks also is a portfolio manager of the following Fund:

- Sit Small Cap Growth Fund

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October 29, 2007

**The Sit Mutual Funds**
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

# Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

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## Eugene C. Sit, CFA
Lead Manager



Gene Sit founded Sit Investment Associates (SIA) in July 1981 and is currently the Chairman and Chief Investment Officer of Sit Investment Associates and its various investment companies including Sit/Kim International, and the Sit Mutual Funds group. Prior to that, he was Chief Executive Officer and Chief Investment Officer for American Express Financial Advisors/IDS Advisory. Today, SIA is a diverse financial asset management firm with capabilities in both domestic and international financial asset management. Gene was educated at DePaul University in Chicago where he received his B.S.C. degree in 1960, and he is both a CPA and CFA. Gene is active in the investment industry and in community affairs, and he currently serves as a trustee of The University of Minnesota Carlson School's International Programs, the Dean's Board of Visitors for The University of Minnesota Medical School, and on the Honorary Council of the Minnesota Historical Society. Gene also is a director of Corning Incorporated and the Smurfit-Stone Container Corporation. Additionally, he is the founder, a Co-Chair and Director of the Minnesotans' Military Appreciation Fund (MMAF). In the past, he has served as a trustee of TIAA/CREF, The Minneapolis Institute of Arts, Carleton College, and The Minnesota Orchestral Association. Additionally, he has served as Chairman of the Institute of Chartered Financial Analysts; he was a founding member of the Board of Governors of the Association for Investment Management and Research (AIMR); and he has served as chairman and trustee of the Research Foundation of the Institute of Chartered Financial Analysts; he was on the Advisory Board for The University of California, Walter A. Haas School of Business; and served as a trustee of the Board of Pensions of the Presbyterian Church (USA). Gene is a recipient of the C. Steward Sheppard Award given by AIMR in recognition for his outstanding contributions to the investment profession.

Gene Sit also is a portfolio manager of the following Funds:

- Sit Mid Cap Growth Fund
- Sit Large Cap Growth Fund
- Sit Balanced Fund
- Sit Dividend Growth Fund
- Sit International Growth Fund
- Sit Developing Markets Growth Fund

## Kent L. Johnson , CFA



Kent joined Sit Investment Associates in January 1989. He is currently responsible for fundamental research on companies in the financial, education, capital goods and transportation sectors. In addition, Kent leads SIA's quantitative research team. He has served in a variety of positions including client administration and computer applications before joining the equity research staff in 1993. Kent received both a B.S. in Finance in 1989 from the University of Minnesota and an M.B.A. in 1995.

Kent Johnson also is a portfolio manager of the following Funds:

- Sit Mid Cap Growth Fund
- Sit Dividend Growth Fund

## Robert W. Sit, CFA



Rob joined Sit Investment Associates in February 1993. His primary responsibilities include performing fundamental research on software, networking equipment and computer services companies. For a time, Rob worked for SIA's affiliate, Sit/Kim International, where he was a Research Associate. Rob received a B.A. degree from DePauw University in 1991 and an M.B.A. degree from Northwestern University's J.L. Kellogg Graduate School of Management in 2002.

Rob Sit also is a portfolio manager of the following Fund:

- Sit Mid Cap Growth Fund

## Michael J. Stellmacher, CFA



Mike joined Sit Investment Associates in January 2001. His investment research responsibilities include energy-related companies. Prior to joining SIA, Mike spent 10 years managing the investments of The Pillsbury Company's employee benefit plans. Trained as an economist, he also held economic research and analysis positions with Pillsbury, Tri/Valley Growers, and the U.S. Department of Agriculture. He received B.S. and M.S. degrees in Agricultural Economics from the University of Wisconsin-Madison (1977) and Oklahoma State University (1979), respectively, and received an M.B.A. from the University of Minnesota Carlson School of Management in 1991.

Mike Stellmacher also is a portfolio manager of the following Fund:

- Sit Dividend Growth Fund

## Matt T. Loucks, CFA



Matt joined Sit Investment Associates in February 2005. He is currently responsible for fundamental research on companies in the healthcare sector. Prior to joining SIA, Matt spent four years at William Blair Investment Management in Chicago, also following the healthcare sector. In 2001, Matt received his MBA from the University of Chicago's Graduate School of Business, with concentrations in Finance, Strategy and Accounting. Prior to business school, Matt worked for four years in the investment banking industry, as an analyst in the Equity Capital Markets group at JP Morgan and as an associate in the Financial Sponsors group at Banc of America Securities. He received his B.A. in Economics from the University of Chicago in 1995, where he was captain of the men's basketball team.

Matt Loucks also is a portfolio manager of the following Fund:

- Sit Mid Cap Growth Fund

October 29, 2007



### Ronald D. Sit, CFA
Vice President - Research & Investment Management

Ron joined Sit Investment Associates in July 1984. His current responsibilities include investment research on consumer-oriented companies in the consumer non-durable, commercial services and retail sectors. Ron's prior work experience includes approximately two years with the Gelco Corporation where he worked for both the company Treasurer and Controller. In addition, he has worked as a Research Assistant with Piper Jaffray. Ron received a B.A. degree from Northwestern University in 1981, and earned an M.M. in 1984 at Northwestern University's J.L. Kellogg Graduate School of Management in the areas of finance, managerial economics, and accounting.

Ron Sit is a portfolio manager of the following Fund:

- Sit Large Cap Growth Fund



### Kent L. Johnson, CFA
Vice President - Research & Investment Management

Kent joined Sit Investment Associates in January 1989. He is currently responsible for fundamental research on companies in the financial, education, capital goods and transportation sectors. In addition, Kent leads SIA's quantitative research team. He has served in a variety of positions including client administration and computer applications before joining the equity research staff in 1993. Kent received both a B.S. in Finance in 1989 from the University of Minnesota and an M.B.A. in 1995.

Kent Johnson is a portfolio manager of the following Funds:

- Sit Small Cap Growth Fund
- Sit Mid Cap Growth Fund
- Sit Dividend Growth Fund



### Robert W. Sit, CFA
Vice President - Research & Investment Management

Rob joined Sit Investment Associates in February 1993 as a member of the technology research team. His primary responsibilities include performing investment research on software, networking equipment and computer services companies. Prior to joining the domestic equity research team, Rob worked for SIA's affiliate, Sit/Kim International, as a Research Associate. Rob received a B.A. degree in economics and history from DePauw University in 1991 and earned an M.B.A. degree from Northwestern University's J.L. Kellogg Graduate School of Management in 2002. Currently, he is serving on the Board of the Minnesota International Center.

Rob Sit is a portfolio manager of the following Funds:

- Sit Small Cap Growth Fund
- Sit Mid Cap Growth Fund



### David A. Brown, CFA, CPA
Vice President - Research & Investment Management

Dave joined Sit Investment Associates in July 1997. His equity research responsibilities include the media, broadcasting, cable and satellite industries, and researching accounting issues. Additionally, he is responsible for supporting the firm's institutional equity business development and client service initiatives. Prior to joining the firm, Dave held a variety of positions with KPMG Peat Marwick LLP. While at KPMG, between 1986 and 1992, Dave managed a variety of client relationships and specialized in providing technical accounting and advisory services on GAAP, SEC, and financial reporting issues to corporate clients, and from 1992 through 1997, specialized in mergers and acquisitions, and capital market transactions. He joined KPMG in 1986 after receiving his B.B.A. degree in Accounting from the University of North Dakota.



### Michael J. Stellmacher, CFA
Vice President - Research & Investment Management

Mike joined Sit Investment Associates in January 2001. His investment research responsibilities include energy-related companies. Prior to joining SIA, Mike spent 10 years managing the investments of The Pillsbury Company's employee benefit plans. Trained as an economist, he also held economic research and analysis positions with Pillsbury, Tri/Valley Growers, and the U.S. Department of Agriculture. He received B.S. and M.S. degrees in Agricultural Economics from the University of Wisconsin-Madison (1977) and Oklahoma State University (1979), respectively, and received an M.B.A. from the University of Minnesota Carlson School of Management in 1991.

Mike Stellmacher is a portfolio manager of the following Funds:

- Sit Small Cap Growth Fund
- Sit Dividend Growth Fund



### John M. Bernstein
Equity Research Analyst

John joined Sit Investment Associates in March 1995. He is currently part of the quantitative research group and also provides fundamental research on both domestic and global financial companies. He came from an investment advisory firm where he was an equity research analyst. John received a B.A. degree from Carleton College in 1986 and an M.B.A. in finance and marketing from the Carlson School of Management at the University of Minnesota in 1992.



### Matthew T. Loucks, CFA
Equity Research Analyst

Matt joined Sit Investment Associates in February 2005. He is currently responsible for fundamental research on companies in the healthcare sector. Prior to joining SIA, Matt spent four years at William Blair Investment Management in Chicago, also following the healthcare sector. In 2001, Matt received his MBA from the University of Chicago's Graduate School of Business, with concentrations in Finance, Strategy and Accounting. Prior to business school, Matt worked for four years in the investment banking industry, as an analyst in the Equity Capital Markets group at JP Morgan and as an associate in the Financial Sponsors group at Banc of America Securities. He received his B.A. in Economics from the University of Chicago in 1995, where he was captain of the men's basketball team.

Matt Loucks is a portfolio manager of the following Funds:

- Sit Small Cap Growth Fund
- Sit Mid Cap Growth Fund



### Douglas A. Mikkonen, CFA
Equity Research Analyst

Doug joined Sit Investment Associates in December 1992 in the client administration group. In October 1996, he joined the equity research team and is responsible for fundamental research on various technology sectors including PC hardware, storage, contract manufacturers, and the Internet. He received his B.S. degree in finance and banking from the University of Minnesota Carlson School of Management in 1992.



### Stacey M. Curme
Equity Research Associate

Stacey joined Sit Investment Associates in December 1993. Currently, she serves as an equity trader for the domestic and international markets. Stacey also works as a research associate to the Global Chief Investment Officer. She spent five years in client servicing in both the Sit Mutual Funds Group and client administration before joining the equity research team. Stacey received her B.S. degree in finance and banking in 1993 and M.B.A. in 2001 from the University of Minnesota Carlson School of Management.



### Lori C. Hanson
Equity Research Associate

Lori joined Sit Investment Associates in June 1999. Currently, she is responsible for quantitative, technical and special fundamental research projects in support of the domestic equity team. Lori spent three years in client administration prior to joining the equity research team. She received her B.A. degree in Mathematics and Economics & Business from Cornell College in 1999.



### Brad W. Meyer
Equity Trader / Equity Research Assistant

Brad joined Sit Investment Associates in January 2001. Currently, Brad is working as an equity research assistant to the Global Chief Investment Officer. Brad spent three years in client administration before joining the equity research team. Prior to joining SIA, he worked as an investment accountant for Paladin Investment Associates (formerly known as Investment Advisors Inc.) in Minneapolis. Brad graduated with a B.A. in Economics with an emphasis in Finance from Gustavus Adolphus College in December 1998.



### Dawn M. Frandrup
Equity Research Assistant

Dawn joined Sit Investment Associates in April 2000. As an Equity Research Assistant, Dawn's current role includes assisting the domestic equity research team with quantitative and technical research. Prior to joining the equity team, Dawn spent six years with Sit Fixed Income where she served in a variety of capacities, including research and analysis.

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

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Account Access
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October 29, 2007

Open an Account
Applications
Prospectuses & SAIs
Financial Reports
Order an Investment Kit

# Order an Investment Kit

*Indicates a required field

*First Name:
*Last Name:
*Street Address:
Address 2:
*City:
*State:
*Zip:
Phone Number:
E-Mail

*Please specify which type of account you are interested in:

☐ Regular ☐ Retirement

If you would like information on specific Funds, check the appropriate box(es) below:

| | |
|---|---|
| ☐ Mid-Cap Growth | ☐ Large-Cap Growth |
| ☐ U.S. Government Securities | ☐ Tax-Free Income |
| ☐ Money Market | ☐ International Growth |
| ☐ Minnesota Tax-Free | ☐ Balanced |
| ☐ Small-Cap Growth | ☐ Developing Markets Growth |
| ☐ Dividend Growth | |

Comments: Please list any additional information or forms you would like to recieve in your investment kit.

Send Reset

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October 29, 2007

## Eugene C. Sit, CFA, CPA

Chairman, CEO, and Global Chief Investment Officer



Gene Sit founded Sit Investment Associates (SIA) in July of 1981 and is currently the Chairman and Chief Investment Officer of Sit Investment Associates and its various investment companies including Sit/Kim International, and the Sit Mutual Group. Prior to that, he was Chief Executive Officer and Chief Investment Officer for American Express/IDS Advisory. Today, SIA is a diverse financial asset management firm with capabilities in both domestic and international financial asset management. Gene was educated at DePaul University in Chicago where he received his B.S.C. degree in 1960, and he is both a CPA and CFA. Gene is active in the investment industry and in community affairs, and he currently serves as a trustee of the Minneapolis Institute of Arts, the University of Minnesota Carlson School's International Programs, and the Dean's Board of Visitors for the University of Minnesota Medical School, and on the Honorary Council of the Minnesota Historical Society. Gene also is a director of Corning Incorporated and the Smurfit-Stone Container Corporation. Additionally, he is the founder, a Co-Chair and Director of the Minnesotans' Military Appreciation Fund (MMAF). In the past, he has served as a trustee of TIAA/CREF, Carleton College, and The Minnesota Orchestral Association. Additionally, he has served as Chairman of the Institute of Chartered Financial Analysts; he was a founding member of the Board of Governors of the Association for Investment Management and Research (now the CFA Institute); and he has served as chairman and trustee of the Research Foundation of the Institute of Chartered Financial Analysts; he was on the Advisory Board for the University of California, Walter A. Haas School of Business; and served as a trustee of the Board of Pensions of the Presbyterian Church (USA). Gene is a recipient of the C. Steward Sheppard Award given by AIMR (the CFA Institute) in recognition for his outstanding contributions to the investment profession. In 2007, in recognition for his leadership in launching and leading the MMAF, he was given the Public Leadership Award by the Hubert H. Humphrey Institute at the University of Minnesota, and was honored with The Eleven Who Care Award selected for his outstanding volunteer contributions to the community.

Gene Sit is a portfolio manager of the following Funds:

- Sit Small Cap Growth Fund
- Sit Mid Cap Growth Fund
- Sit Large Cap Growth Fund
- Sit Balanced Fund
- Sit Dividend Growth Fund
- Sit International Growth Fund
- Sit Developing Markets Growth Fund



October 29, 2007

# International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

## Eugene C. Sit, CFA

Lead Manager



Gene Sit founded Sit Investment Associates (SIA) in July 1981 and is currently the Chairman and Chief Investment Officer of Sit Investment Associates and its various investment companies including Sit/Kim International, and the Sit Mutual Funds group. Prior to that, he was Chief Executive Officer and Chief Investment Officer for American Express Financial Advisors/IDS Advisory. Today, SIA is a diverse financial asset management firm with capabilities in both domestic and international financial asset management. Gene was educated at DePaul University in Chicago where he received his B.S.C. degree in 1960, and he is both a CPA and CFA. Gene is active in the investment industry and in community affairs, and he currently serves as a trustee of The University of Minnesota Carlson School's International Programs, the Dean's Board of Visitors for The University of Minnesota Medical School, and on the Honorary Council of the Minnesota Historical Society. Gene also is a director of Corning Incorporated and the Smurfit-Stone Container Corporation. Additionally, he is the founder, a Co-Chair and Director of the Minnesotans' Military Appreciation Fund (MMAF). In the past, he has served as a trustee of TIAA/CREF, The Minneapolis Institute of Arts, Carleton College, and The Minnesota Orchestral Association. Additionally, he has served as Chairman of the Institute of Chartered Financial Analysts; he was a founding member of the Board of Governors of the Association for Investment Management and Research (AIMR); and he has served as chairman and trustee of the Research Foundation of the Institute of Chartered Financial Analysts; he was on the Advisory Board for The University of California, Walter A. Haas School of Business; and served as a trustee of the Board of Pensions of the Presbyterian Church (USA). Gene is a recipient of the C. Steward Sheppard Award given by AIMR in recognition for his outstanding contributions to the investment profession.

Gene Sit also is a portfolio manager of the following Funds:

- Sit Small Cap Growth Fund
- Sit Mid Cap Growth Fund
- Sit Large Cap Growth Fund
- Sit Balanced Fund
- Sit Dividend Growth Fund
- Sit Developing Markets Growth Fund

## Roger J. Sit



Roger J. Sit joined the organization in January 1998 and is currently the President. He coordinates the overall investment management activities for Sit Investment Associates and Sit/Kim International Associates, Inc., working closely with Gene Sit. Prior to joining the firm, Roger was a Vice President and Senior Equity Research Analyst at Goldman Sachs & Co. in New York for seven years. Additionally, he served six years as a Captain in the U.S. Air Force with financial management responsibilities at Headquarters Space Division. Roger is a graduate with Military Distinction from the U.S. Air Force Academy in 1984, he earned his M.S. in systems technology from the University of Southern California in 1987 and received an M.B.A. with honors from the Harvard Graduate School of Business in 1991. Currently, he is serving on the Board of Convergent Capital and the Minneapolis Institute of Arts.

Roger Sit also is a portfolio manager of the following Funds:

- Sit Large Cap Growth Fund
- Sit Dividend Growth Fund
- Sit Developing Markets Growth Fund

## Janet K. Kinzler



Janet K. Kinzler joined the organization in August 2001. Janet is a member of the Europe investment team but also does selective investment research in Asia. Janet has more than 15 years of experience in business and financial analysis. Prior to joining SIA, she was a Principal at SCA Consulting in Chicago. Additionally, she was a Vice President at Credit Suisse First Boston in London where she was a sell-side investment analyst covering European airlines. She earned a Business Administration degree from The University of Michigan in 1986 and an M.B.A in Finance and Multinational Management from the Wharton School at the University of Pennsylvania in 1992.

## Tasha M. Murdoff



Tasha joined Sit Investment Associates in November 1995 in the Sit Mutual Funds department. She is currently responsible for providing quantitative research and financial analysis support for the investment team and assisting with the firm's marketing efforts. In September 1998, after working in Mutual Funds, she joined the marketing department and was responsible for marketing books, the web site and other marketing related materials. Tasha received a B.A. in Business Administration with an emphasis in Finance from Augsburg College in Minneapolis in 1997 and her M.B.A. degree from The University of St. Thomas in 2002.



October 29, 2007

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

# Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

## Eugene C. Sit, CFA

Lead Manager



Gene Sit founded Sit Investment Associates (SIA) in July 1981 and is currently the Chairman and Chief Investment Officer of Sit Investment Associates and its various investment companies including Sit/Kim International, and the Sit Mutual Funds group. Prior to that, he was Chief Executive Officer and Chief Investment Officer for American Express Financial Advisors/IDS Advisory. Today, SIA is a diverse financial asset management firm with capabilities in both domestic and international financial asset management. Gene was educated at DePaul University in Chicago where he received his B.S.C. degree in 1960, and he is both a CPA and CFA. Gene is active in the investment industry and in community affairs, and he currently serves as a trustee of The University of Minnesota Carlson School's International Programs, the Dean's Board of Visitors for The University of Minnesota Medical School, and on the Honorary Council of the Minnesota Historical Society. Gene also is a director of Corning Incorporated and the Smurfit-Stone Container Corporation. Additionally, he is the founder, a Co-Chair and Director of the Minnesotans' Military Appreciation Fund (MMAF). In the past, he has served as a trustee of TIAA/CREF, The Minneapolis Institute of Arts, Carleton College, and The Minnesota Orchestral Association. Additionally, he has served as Chairman of the Institute of Chartered Financial Analysts; he was a founding member of the Board of Governors of the Association for Investment Management and Research (AIMR); and he has served as chairman and trustee of the Research Foundation of the Institute of Chartered Financial Analysts; he was on the Advisory Board for The University of California, Walter A. Haas School of Business; and served as a trustee of the Board of Pensions of the Presbyterian Church (USA). Gene is a recipient of the C. Steward Sheppard Award given by AIMR in recognition for his outstanding contributions to the investment profession.

Gene Sit also is a portfolio manager of the following Funds:

- Sit Small Cap Growth Fund
- Sit Mid Cap Growth Fund
- Sit Balanced Fund
- Sit Dividend Growth Fund
- Sit International Growth Fund
- Sit Developing Markets Growth Fund

## Peter L. Mitchelson, CFA



Peter Mitchelson is a founding principal of Sit Investment Associates and is currently the Vice Chairman and Chief Strategist. Before joining Sit Investment Associates in August 1981, Peter served as Senior Vice President - Portfolio Management and Client Services for IDS Advisory in Minneapolis, where he was responsible for managing approximately $300 million in equity assets for client portfolios. In addition, he directed the marketing of the firm's services. Prior to joining the IDS organization in early 1978, he spent ten years with an investment counseling firm in Montreal which specialized in pension Fund management. Peter has educational and investment experience in Switzerland, Canada, and the United States, obtaining a BComm degree from the University of Toronto in 1964 and an M.B.A. from the Harvard Graduate School of Business Administration in 1966. He currently is serving his second term as a director of VocalEssence, formerly known as the Plymouth Music Series, is a trustee of Westminster Presbyterian Church in downtown Minneapolis, and is a board member of the Minnesota Council on Economic Education.

Peter Mitchelson also is a portfolio manager of the following Fund:

- Sit Balanced Fund

## Roger J. Sit



Roger J. Sit joined the organization in January 1998 and currently is the President. He coordinates the overall investment management activities for Sit Investment Associates and Sit/Kim International Associates, Inc., working closely with Gene Sit. Prior to joining the firm, Roger was a Vice President and Senior Equity Research Analyst at Goldman Sachs & Co. in New York for seven years. Additionally, he served six years as a Captain in the U.S. Air Force with financial management responsibilities at Headquarters Space Division. Roger is a graduate with Military Distinction from the U.S. Air Force Academy in 1984, he earned his M.S. in systems technology from the University of Southern California in 1987 and received an M.B.A. with honors from the Harvard Graduate School of Business in 1991. Currently, he is serving on the Board of Convergent Capital and the Minneapolis Institute of Arts.

Roger Sit also is a portfolio manager of the following Funds:

- Sit Dividend Growth Fund
- Sit International Growth Fund
- Sit Developing Markets Growth Fund

## Ronald D. Sit



Ron joined Sit Investment Associates in July 1984. His current responsibilities include investment research on consumer-oriented companies in the consumer non-durable, commercial services and retail sectors. Ron's prior work experience includes approximately two years with the Gelco Corporation where he worked for both the company Treasurer and Controller. In addition, he has worked as a Research Assistant with Piper Jaffray. Ron received a B.A. degree from Northwestern University in 1981, and earned an M.M. in 1984 at Northwestern University's J.L. Kellogg Graduate School of Management in the areas of finance, managerial economics, and accounting.

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October 29, 2007

# Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

## Eugene C. Sit, CFA

Lead Manager



Gene Sit founded Sit Investment Associates (SIA) in July 1981 and is currently the Chairman and Chief Investment Officer of Sit Investment Associates and its various investment companies including Sit/Kim International, and the Sit Mutual Funds group. Prior to that, he was Chief Executive Officer and Chief Investment Officer for American Express Financial Advisors/IDS Advisory. Today, SIA is a diverse financial asset management firm with capabilities in both domestic and international financial asset management. Gene was educated at DePaul University in Chicago where he received his B.S.C. degree in 1960, and he is both a CPA and CFA. Gene is active in the investment industry and in community affairs, and he currently serves as a trustee of The University of Minnesota Carlson School's International Programs, the Dean's Board of Visitors for The University of Minnesota Medical School, and on the Honorary Council of the Minnesota Historical Society. Gene also is a director of Corning Incorporated and the Smurfit-Stone Container Corporation. Additionally, he is the founder, a Co-Chair and Director of the Minnesotans' Military Appreciation Fund (MMAF). In the past, he has served as a trustee of TIAA/CREF, The Minneapolis Institute of Arts, Carleton College, and The Minnesota Orchestral Association. Additionally, he has served as Chairman of the Institute of Chartered Financial Analysts; he was a founding member of the Board of Governors of the Association for Investment Management and Research (AIMR); and he has served as chairman and trustee of the Research Foundation of the Institute of Chartered Financial Analysts; he was on the Advisory Board for The University of California, Walter A. Haas School of Business; and served as a trustee of the Board of Pensions of the Presbyterian Church (USA). Gene is a recipient of the C. Steward Sheppard Award given by AIMR in recognition for his outstanding contributions to the investment profession.

Gene Sit also is a portfolio manager of the following Funds:

- Sit Small Cap Growth Fund
- Sit Mid Cap Growth Fund
- Sit Large Cap Growth Fund
- Sit Balanced Fund
- Sit Dividend Growth Fund
- Sit International Growth Fund

## Roger J. Sit



Roger J. Sit joined the organization in January 1998 and is currently the President. He coordinates the overall investment management activities for Sit Investment Associates and Sit/Kim International Associates, Inc., working closely with Gene Sit. Prior to joining the firm, Roger was a Vice President and Senior Equity Research Analyst at Goldman Sachs & Co. in New York for seven years. Additionally, he served six years as a Captain in the U.S. Air Force with financial management responsibilities at Headquarters Space Division. Roger is a graduate with Military Distinction from the U.S. Air Force Academy in 1984, he earned his M.S. in systems technology from the University of Southern California in 1987 and received an M.B.A. with honors from the Harvard Graduate School of Business in 1991. Currently, he is serving on the Board of Convergent Capital and the Minneapolis Institute of Arts.

Roger Sit also is a portfolio manager of the following Funds:

- Sit Large Cap Growth Fund
- Sit Dividend Growth Fund
- Sit International Growth Fund

## Raymond E. Sit



Raymond joined Sit/Kim in 1992 and is responsible for research and portfolio recommendations for investments in Latin America, emerging Europe, Japan and parts of Southeast Asia. Prior to joining Sit/Kim, Raymond was a cost analyst with Tecolote Research, Inc. in their Aerospace Cost Consulting Practice. During the summers of 1983-1986, he worked as a research associate for Sit Investment Associates while attending college. He received his B.S. in Economics with a minor in Statistics from the University of Minnesota in 1987 and his M.B.A. from Pepperdine University in 1990.



October 29, 2007

**The Sit Mutual Funds**
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

# Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

## Eugene C. Sit, CFA

Lead Manager



Gene Sit founded Sit Investment Associates (SIA) in July 1981 and is currently the Chairman and Chief Investment Officer of Sit Investment Associates and its various investment companies including Sit/Kim International, and the Sit Mutual Funds group. Prior to that, he was Chief Executive Officer and Chief Investment Officer for American Express Financial Advisors/IDS Advisory. Today, SIA is a diverse financial asset management firm with capabilities in both domestic and international financial asset management. Gene was educated at DePaul University in Chicago where he received his B.S.C. degree in 1960, and he is both a CPA and CFA. Gene is active in the investment industry and in community affairs, and he currently serves as a trustee of The University of Minnesota Carlson School's International Programs, the Dean's Board of Visitors for The University of Minnesota Medical School, and on the Honorary Council of the Minnesota Historical Society. Gene also is a director of Corning Incorporated and the Smurfit-Stone Container Corporation. Additionally, he is the founder, a Co-Chair and Director of the Minnesotans' Military Appreciation Fund (MMAF). In the past, he has served as a trustee of TIAA/CREF, The Minneapolis Institute of Arts, Carleton College, and The Minnesota Orchestral Association. Additionally, he has served as Chairman of the Institute of Chartered Financial Analysts; he was a founding member of the Board of Governors of the Association for Investment Management and Research (AIMR); and he has served as chairman and trustee of the Research Foundation of the Institute of Chartered Financial Analysts; he was on the Advisory Board for The University of California, Walter A. Haas School of Business; and served as a trustee of the Board of Pensions of the Presbyterian Church (USA). Gene is a recipient of the C. Steward Sheppard Award given by AIMR in recognition for his outstanding contributions to the investment profession.

Gene Sit also is a portfolio manager of the following Funds:

- Sit Small Cap Growth Fund
- Sit Mid Cap Growth Fund
- Sit Large Cap Growth Fund
- Sit Balanced Fund
- Sit International Growth Fund
- Sit Developing Markets Growth Fund

## Roger J. Sit



Roger J. Sit joined the organization in January 1998 and is currently the President. He coordinates the overall investment management activities for Sit Investment Associates and Sit/Kim International Associates, Inc., working closely with Gene Sit. Prior to joining the firm, Roger was a Vice President and Senior Equity Research Analyst at Goldman Sachs & Co. in New York for seven years. Additionally, he served six years as a Captain in the U.S. Air Force with financial management responsibilities at Headquarters Space Division. Roger is a graduate with Military Distinction from the U.S. Air Force Academy in 1984, he earned his M.S. in systems technology from the University of Southern California in 1987 and received an M.B.A. with honors from the Harvard Graduate School of Business in 1991. Currently, he is serving on the Board of Convergent Capital and the Minneapolis Institute of Arts.

Roger Sit also is a portfolio manager of the following Funds:

- Sit Large Cap Growth Fund
- Sit International Growth Fund
- Sit Developing Markets Growth Fund

## Kent L. Johnson, CFA



Kent joined Sit Investment Associates in January 1989. He is currently responsible for fundamental research on companies in the financial, education, capital goods and transportation sectors. In addition, Kent leads SIA's quantitative research team. He has served in a variety of positions including client administration and computer applications before joining the equity research staff in 1993. Kent received both a B.S. in Finance in 1989 from the University of Minnesota and an M.B.A. in 1995.

Kent Johnson also is a portfolio manager of the following Funds:

- Sit Small Cap Growth Fund
- Sit Mid Cap Growth Fund

## Michael J. Stellmacher, CFA



Mike joined Sit Investment Associates in January 2001. His investment research responsibilities include energy-related companies. Prior to joining SIA, Mike spent 10 years managing the investments of The Pillsbury Company's employee benefit plans. Trained as an economist, he also held economic research and analysis positions with Pillsbury, Tri/Valley Growers, and the U.S. Department of Agriculture. He received B.S. and M.S. degrees in Agricultural Economics from the University of Wisconsin-Madison (1977) and Oklahoma State University (1979), respectively, and received an M.B.A. from the University of Minnesota Carlson School of Management in 1991.

Mike Stellmacher also is a portfolio manager of the following Fund:

- Sit Small Cap Growth Fund

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October 29, 2007

# Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

## Eugene C. Sit, CFA

Lead Manager



Gene Sit founded Sit Investment Associates (SIA) in July 1981 and is currently the Chairman and Chief Investment Officer of Sit Investment Associates and its various investment companies including Sit/Kim International, and the Sit Mutual Funds group. Prior to that, he was Chief Executive Officer and Chief Investment Officer for American Express Financial Advisors/IDS Advisory. Today, SIA is a diverse financial asset management firm with capabilities in both domestic and international financial asset management. Gene was educated at DePaul University in Chicago where he received his B.S.C. degree in 1960, and he is both a CPA and CFA. Gene is active in the investment industry and in community affairs, and he currently serves as a trustee of The University of Minnesota Carlson School's International Programs, the Dean's Board of Visitors for The University of Minnesota Medical School, and on the Honorary Council of the Minnesota Historical Society. Gene also is a director of Corning Incorporated and the Smurfit-Stone Container Corporation. Additionally, he is the founder, a Co-Chair and Director of the Minnesotans' Military Appreciation Fund (MMAF). In the past, he has served as a trustee of TIAA/CREF, The Minneapolis Institute of Arts, Carleton College, and The Minnesota Orchestral Association. Additionally, he has served as Chairman of the Institute of Chartered Financial Analysts; he was a founding member of the Board of Governors of the Association for Investment Management and Research (AIMR); and he has served as chairman and trustee of the Research Foundation of the Institute of Chartered Financial Analysts; he was on the Advisory Board for The University of California, Walter A. Haas School of Business; and served as a trustee of the Board of Pensions of the Presbyterian Church (USA). Gene is a recipient of the C. Steward Sheppard Award given by AIMR in recognition for his outstanding contributions to the investment profession.

Gene Sit also is a portfolio manager of the following Funds:

- Sit Small Cap Growth Fund
- Sit Mid Cap Growth Fund
- Sit Large Cap Growth Fund
- Sit Dividend Growth Fund
- Sit International Growth Fund
- Sit Developing Markets Growth Fund

## Peter L. Mitchelson, CFA



Peter Mitchelson is a founding principal of Sit Investment Associates and is currently the Vice Chairman and Chief Strategist. Before joining Sit Investment Associates in August 1981, Peter served as Senior Vice President - Portfolio Management and Client Services for IDS Advisory in Minneapolis, where he was responsible for managing approximately $300 million in equity assets for client portfolios. In addition, he directed the marketing of the firm's services. Prior to joining the IDS organization in early 1978, he spent ten years with an investment counseling firm in Montreal which specialized in pension Fund management. Peter has educational and investment experience in Switzerland, Canada, and the United States, obtaining a BComm degree from the University of Toronto in 1964 and an M.B.A. from the Harvard Graduate School of Business Administration in 1966. He currently is serving his second term as a director of VocalEssence, formerly known as the Plymouth Music Series, is a trustee of Westminster Presbyterian Church in downtown Minneapolis, and is a board member of the Minnesota Council on Economic Education.

Peter Mitchelson also is a portfolio manager of the following Fund:

- Sit Large Cap Growth Fund

## Bryce A. Doty, CFA



Bryce Doty joined Sit Investment Associates in November 1995. He is responsible for taxable bond portfolio management serving as portfolio manager for short duration accounts. Bryce's seven years of experience with Minnesota Mutual Life includes two years of management consulting, two years as Due Diligence Officer for broker/dealer operations and three years as the head of their Public Bond Trading desk. His responsibilities also included analyzing and monitoring all total return corporate credits. In 1988, Bryce received a B.A. in Business Management with minors in Physics and Psychology from Hamline University. He completed his M.B.A. with a concentration in Finance at the University of Minnesota Carlson School of Management in 1992.

Bryce Doty is a portfolio manager of the following Funds:

- Sit U.S. Government Securities Fund

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October 29, 2007

# Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

## Michael C. Brilley

Lead Manager



Michael Brilley joined Sit Investment Associates in early 1984. He currently serves as the President and Fixed Income Officer. Michael spent nearly ten years with First Bank Minneapolis where he was Vice President and Senior Fixed Income Officer. His responsibilities at First Bank included management of over $2.2 billion of assets in bond portfolios for the Bank's institutional customers, its own investment portfolio and two money market Mutual Funds. Prior to coming to Minneapolis, he spent seven years in the investment management business with the trust departments of the Merchants National Bank of Indianapolis and the Continental Illinois National Bank of Chicago. His experience includes both credit and equity analysis and the management of both debt and equity portfolios. Collective bond Funds that he managed were often leaders in investment performance. Michael has served as a voluntary financial advisor to various municipal entities and has spoken at numerous regional and national investment conferences. He received a B.S. degree in Business Administration from Millikin University in 1967.

Michael Brilley also is a portfolio manager of the following Funds:

- Sit U.S. Government Securities Fund
- Sit Tax-Free Income Fund
- Sit Money Market Fund

## Debra A. Sit, CFA



Debra Sit joined Sit Investment Associates in 1981. Since 1991, she has served as co-manager of the firm's tax-exempt bond portfolios. Debbie's prior work experience includes more than three years with Sit Investment Associates in the computer applications and administrative areas. She returned to the firm in September 1987 as a research analyst and Bond Specialist - Assistant Fixed Income Manager focusing primarily on taxable bonds. She is also responsible for overseeing the firm's municipal bond research process and has spoken at several industry conferences. Debbie received her B.A. in Biology from The University of Minnesota in 1982. In the summer of 1987, she completed her M.B.A. at the University of Chicago Graduate School of Business where she earned a Finance specialization with concentrations in Accounting and Policy.

Debra Sit also is a portfolio manager of the following Funds:

- Sit Tax-Free Income Fund

## Paul J. Jungquist, CPA, CFA



Paul joined Sit Investment Associates in January 1994. He is responsible for analyzing municipal and corporate credits and serves as portfolio manager for certain taxable and tax-exempt accounts. Prior to that he worked as an auditor for Grant Thornton. He has also served as an assistant controller for a publicly held engineering services company. In 1984, Paul received a B.B.A. of Accountancy from the University of Notre Dame. He graduated from the University of Minnesota Carlson School of Management in 1993, where he obtained an M.B.A. in Finance.

Paul Jungquist is a portfolio manager of the following Funds:

- Sit Tax-Free Income Fund

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# Daily Prices

Prices

## As of October 26, 2007

| Fund | Ticker | Price | $ Change |
|---|---|---|---|
| Money Market | SNIXX | $1.00 | 0.00 |
| U.S. Government Securities | SNGVX | $10.63 | -0.01 |
| Tax-Free Income | SNTIX | $9.54 | -0.01 |
| Minnesota Tax-Free Income | SMTFX | $10.05 | -0.01 |
| Balanced | SIBAX | $17.79 | 0.13 |
| Dividend Growth - I Class | SDVGX | $14.95 | 0.17 |
| Dividend Growth - S Class | SDVSX | $14.93 | 0.17 |
| Large Cap Growth | SNIGX | $47.16 | 0.50 |
| Mid Cap Growth | NBNGX | $17.36 | 0.24 |
| International Growth | SNGRX | $20.11 | 0.31 |
| Small Cap Growth | SSMGX | $44.25 | 0.60 |
| Developing Markets Growth | SDMGX | $30.41 | 0.66 |